FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For August, 2003

CHAI-NA-TA CORP.

5965 205A Street

Langley, British Columbia

V3A 8C4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F – [X]     Form 40-F – [  ]

REPORT

This Form 6-K consists of:

•

Our news release dated August 14, 2003, titled “Chai-Na-Ta Reports 2003 Second Quarter Results”

•

Our MD&A for the 2003 Q2 Financial Statements.

•

Our 2003 Q2 Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Wilman Wong

Chief Financial Officer/Corporate Secretary

Chai-Na-Ta Corp.

5965 - 205A Street

Langley, British Columbia

Canada  V3A 8C4

Toll Free in Canada & USA:

1-800-406-ROOT (7668)

Telephone: (604) 533-8883

Facsimile: (604) 533-8891

TSX:  “CC” • OTCBB:  “CCCFF”

Web:  www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2003 Second Quarter Results

LANGLEY, BRITISH COLUMBIA – August 14, 2003 – Chai-Na-Ta Corp. (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced that net earnings rose to $0.4 million ($0.03 per basic share) in the quarter ended June 30, 2003 from a loss of $0.2 million ($0.01 per basic share) in the same period last year.

The Company took a $1 million write-down of crop costs in the 2003 second quarter due to an unusually late frost at one of its British Columbia farms, which severely damaged 57 acres of ginseng plants, or just less than 20% of the anticipated 2004 harvest. The surviving plants represented too small a return on investment to warrant ongoing cultivation.

“Our recent experience shows that we were correct in deciding to balance our farming operations between B.C. and Ontario, which reduces weather risks to our crops,” said William Zen, Chairman and Chief Executive Officer. “Moreover, our success in reducing costs – and in selling our product into an improving market – demonstrate that our strategies are positioning the Company for strong growth. Chai-Na-Ta should be significantly more profitable on an operating earnings basis in 2003 than it was in 2002 – and we expect net earnings to rise substantially year over year.”

Revenue increased 56% to $4.9 million in the second quarter of 2003 from $3.1 million in the same quarter last year.

The Company’s gross profit margin rose to 35% in the 2003 second quarter from 4% in the same period last year, when the crop was damaged by rust, an aesthetic condition that affects root prices.

Selling, general and administrative expenses improved to $0.4 million in the 2003 second quarter, or 9% of revenue, from $0.5 million, or 15% of revenue, in the quarter ended June 30, 2002.

“We have sold nearly all of the 2002 fall harvest. Prices have firmed within the $17 per pound range. We expect that they will move higher by year-end and continue to rise,” commented Mr. Zen. “While industry-wide frost damage in recent years will limit the amount of root available for sale in 2004, we anticipate a compensatory improvement in prices.”

During the 2003 first half, revenue increased 27% to $11.3 million from $8.9 million in the same period last year. The gross profit margin was 32% in the first half of 2003 compared to 7% in the six months ended June 30, 2002. Net earnings were $1.4 million ($0.10 per basic share) in the six months ended June 30, 2003 compared to a net loss of $0.1 million ($0.01 per basic share) in the prior year period.

Chai-Na-Ta’s cash position at June 30, 2003 was $3.8 million compared to $2.8 million at December 31, 2002. The Company’s working capital position at the end of the 2003 second quarter was a surplus of $12.2 million, compared to a surplus of $12.1 million at December 31, 2002.

Chai-Na-Ta Corp., based in Langley, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 533-8883 or (Toll Free) 1-800-406-7668

(604) 533-8891  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

Management’s Discussion and Analysis

FOR THE SIX MONTHS ENDED JUNE 30, 2003

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto. Amounts are expressed in Canadian dollars, unless otherwise specified.

Operating Results

For the three months ended June 30, 2003, revenue increased 56% to $4.9 million from $3.1 million for the same period last year. For the six months ended June 30, 2003, revenue increased 27% to $11.3 million from $8.9 million for the same period last year. Over 99% of the 2002 harvest root was sold as at June 30, 2003.

The Company recorded a gross profit margin of 35% in the second quarter of 2003 compared to a gross margin of 4% in the second quarter of 2002. For the six months ended June 30, 2003 the Company recorded a gross margin of 32%, as compared to a gross margin of 7% for the six months ended June 30, 2002. The lower gross margin in 2002 was mainly due to the 2001 harvest in British Columbia being hard hit by rust that reduced the prices of lower grade root.

For the three months ended June 30, 2003, selling, general and administrative expenses were $0.4 million, or 9% of revenue, compared to $0.5 million, or 15% of revenue, for the same period last year. Continuous effort has been made to keep expenses to a minimum. As a result, selling, general and administrative expenses were $0.9 million, or 8% of revenue for the six months ended June 30, 2003, compared to $0.9 million, or 11% of revenue for the same period last year.

A $1 million write-down of crop costs in the six months ended June 30, 2003 was due to an unusual late frost at one of the Company’s farms in British Columbia severely damaged 57 acres of ginseng plants. The surviving plants represent insufficient return on investment to warrant ongoing cultivation.

The net earnings was $0.4 million ($0.03 per share) and $1.4 million ($0.10 per share) for the three months and six months ended June 30, 2003, respectively. In comparison, net loss was $0.2 million ($0.01 per share) and $0.1 million ($0.01 per share) for the corresponding period last year.

Financial Position and Liquidity

The cash surplus from operations was $0.7 million for the three months ended June 30, 2003, compared to a surplus of $0.8 million for the same period in 2002. The cash surplus from operations was $5.3 million for the six months ended June 30, 2003, compared to a surplus of $4.1 million for the same period in 2002.

The Company’s cash and cash equivalents balance as at June 30, 2003 was $3.8 million, compared to a balance of $1.2 million as at June 30, 2002.

The Company’s cash position as at June 30, 2003 was $3.8 million, compared to $2.8 million as at December 31, 2002. This increase of $1 million was mainly due to the excess of revenue generated in the first six months of 2003 over the repayments of short-term borrowings and the increase in ginseng crops.

The working capital position of the Company as at June 30, 2003 was a surplus of $12.2 million, compared to a surplus of $12.1 million as at December 31, 2002. The increase was mainly used to the reductions in short-term debts as a result of cash flow improvement.

Current and non-current crop costs totaled $21.1 million at June 30, 2003, a net increase of 2.6 million during the six months ended June 30, 2003 as compared to $18.5 million at December 31, 2002.

Risks and Uncertainties

The Company has not had any significant changes to its risks and uncertainties from those that were disclosed in the Company’s fiscal 2002 Management’s Discussion and Analysis included in the 2002 Annual Report.

Outlook

With 1,284 acres currently under cultivation, the Company remains the market leader in ginseng farming and will continue to focus on reducing costs, increasing efficiency and maximizing production. The Company will continue its balanced planting strategy in both Ontario and British Columbia growing regions and to explore opportunities to vertically integrate its operations and direct bulk roots into value-added markets.

Forward-Looking Statements

As a cautionary note, this MD&A contains forward-looking statements that reflect the Company's expectations regarding future events. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements, by reasons of factors such as future changes in root prices.

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements
Six-month period ended June 30, 2003

(Unaudited - Prepared by Management)

CHAI-NA-TA CORP.
Consolidated Balance Sheets
	June 30	December 31
In thousands of	2003	2002
Canadian dollars	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	3,751	2,757
Accounts receivable	46	137
Inventory	493	8,083
Ginseng crops	8,388	7,578
Prepaid expenses and other assets	176	86
	12,854	18,641
Ginseng crops	12,744	10,922
Capital assets	6,492	6,649
	32,090	36,212
LIABILITIES
Current liabilities
Short-term borrowings	-	3,632
Accounts payable and accrued liabilities	580	772
Customer deposits	-	1,994
Current portion of long-term debt	39	126
	619	6,524
Long-term debt	95	26
Future income taxes	1,430	1,130
	2,144	7,680
SHAREHOLDERS' EQUITY
Share capital	38,200	38,200
Cumulative translation adjustments	(85)	(71)
Deficit	(8,169)	(9,597)
	29,946	28,532
	32,090	36,212

On behalf of the Board:
"William Zen"	"Steven Hsieh"
William Zen	Steven T.M. Hsieh
Director	Director

CHAI-NA-TA CORP.
Consolidated Statements of Deficit

Unaudited	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2003	2002	2003	2002
	$	$	$	$
Balance, beginning of period	(8,572)	(9,839)	(9,597)	(9,931)

Net earnings (loss) for the period	403	(193)	1,428	(101)
Balance, end of period	(8,169)	(10,032)	(8,169)	(10,032)

CHAI-NA-TA CORP.
Consolidated Statements of Operations
Unaudited	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2003	2002	2003	2002
	$	$	$	$
Revenue	4,871	3,129	11,296	8,854
Cost of goods sold	3,174	3,001	7,715	8,226
	1,697	128	3,581	628
Selling, general, and
administrative expenses	445	468	889	933
Interest on short-term debt	-	4	-	13
Writedown of crop costs	1,000	-	1,000	-
	1,445	472	1,889	946
Operating income/(loss)	252	(344)	1,692	(318)

Other income (loss)	47	(30)	36	36
Earnings/(loss) before taxes	299	(374)	1,728	(282)
Provision for income taxes	104	181	(300)	181

NET EARNINGS/(LOSS) FOR THE PERIOD	403	(193)	1,428	(101)

Basic earnings/(loss) per share	$0.03	($0.01)	$0.10	($0.01)
Fully diluted earnings/(loss) per share	$0.01	($0.01)	$0.04	($0.01)

Weighted average number of shares used to calculate basic earnings/(loss) per share	14,264,508	14,264,508	14,264,508	14,264,508

Weighted average number of shares used to calculate fully diluted earnings/(loss) per share	34,663,657	14,264,508	34,663,657	14,264,508

CHAI-NA-TA CORP.
Consolidated Statements of Cash Flows
Unaudited	Three months ended		Six months ended
in thousand of	June 30	June 30	June 30	June 30
Canadian dollars	2003	2002	2003	2002
	$	$	$	$
OPERATING ACTIVITIES
Net earnings/(loss) for the period	403	(193)	1,428	(101)

Items not affecting cash
Depreciation and amortization	20	19	39	39
Gain on disposition of subsidiaries	-	(20)	-	(20)
Future income taxes	(104)	(181)	300	(181)
Writedown of crop costs	1,000	-	1,000	-
Net earnings/(loss) after items not affecting cash	1,319	(375)	2,767	(263)

Changes in non-cash operating assets
and liabilities (Note 4)	771	2,405	4,848	6,452
Changes in non-current cash crop costs	(1,398)	(1,216)	(2,303)	(2,068)
	692	814	5,312	4,121
FINANCING ACTIVITIES
Line of credit	-	-	-	(1,650)
Short-term borrowings	-	(1,612)	(3,632)	(2,982)
Borrowing/(repayment) of long term debt - net	95	(95)	(18)	(441)
	95	(1,707)	(3,650)	(5,073)
INVESTING ACTIVITIES
Net proceeds from disposition of subsidiaries	-	459	-	459
Purchase of capital assets, net	(226)	(273)	(558)	(410)
	(226)	186	(558)	49
EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	(55)	(30)	(110)	(29)
NET INCREASE (DECREASE) IN CASH	506	(737)	994	(932)
AND CASH EQUIVALENTS
CASH AND CASH EQUIVALENTS
BEGINNING OF THE PERIOD	3,245	1,892	2,757	2,087
CASH AND CASH EQUIVALENTS
END OF THE PERIOD	3,751	1,155	3,751	1,155
Represented by:
Cash	2,751	895	2,751	895
Term deposits	1,000	260	1,000	260
	3,751	1,155	3,751	1,155

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements

1. Summary of significant accounting policies

a)	Interim financial statements

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants’ (“CICA”) recommendations for the preparation of interim financial statements. Certain information and note disclosures normally included in the Company’s annual consolidated financial statements are not presented. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2002.  These interim consolidated financial statements are not necessarily indicative of the results to be expected for the year ending December 31, 2003.

b)	Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of assets, future income taxes and contingencies.  Actual results may differ from those estimates.

c)

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Company’s most recent annual consolidated financial statements except for the changes in accounting principles for the disclosure of guarantees described below.

Disclosure of Guarantees

The Company has adopted the recommendations of the Accounting Guideline AcG-14 with respect to Disclosure of Guarantees effective January 1, 2002.  This section describes the nature and types of guarantees, provides examples of those guarantees covered by the scope of AcG-14, and details the prescribed disclosures. There is no material impact on the financial statements resulting from the adoption of AcG-14 either in the current period or the prior period presented.

2. Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of common shares by including other common shares equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options and share purchase warrants.

Net Earnings
(Loss)	Number of shares	Earnings
Unaudited	in thousands	in thousands	(Loss)
Three months ended	(numerator)	(denominator)	per share
$	$
June 30, 2003
Basic	403	14,265	0.03
Effect of common share equivalents	-	20,399	(0.02)
Diluted	403	34,664	0.01

June 30, 2002
Basic	(193)	14,265	(0.01)
Effect of common share equivalents	-	-	-
Diluted	(193)	14,265	(0.01)

Net Earnings
(Loss)	Number of shares	Earnings
Unaudited	in thousands	in thousands	(Loss)
Six months ended	(numerator)	(denominator)	per share
$	$
June 30, 2003
Basic	1,428	14,265	0.10
Effect of common share equivalents	-	20,399	(0.06)
Diluted	1,428	34,664	0.04

June 30, 2002
Basic	(101)	14,265	(0.01)
Effect of common share equivalents	-	-	-
Diluted	(101)	14,265	(0.01)

At June 30, 2003 there were 10,000 stock options outstanding that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because the effects would have been anti-dilutive.

3. Share capital

Unaudited	Number of
In thousands	Shares	Amount
$
Common Shares
Balance as at December 31, 2002 and June 30, 2003	14,265	24,321

Preferred Shares
Balance as at December 31, 2002 and June 30, 2003	20,399	13,879
38,200

4. Changes in non-cash operating items

Unaudited	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2003	2002
$	$
Accounts receivable	19	149
Inventory	3,133	1,277
Ginseng crops	(460)	1,144
Prepaid expenses and other assets	(85)	(27)
Accounts payable and accrued liabilities	(161)	148
Customer deposits	(1,675)	(286)
771	2,405

Unaudited	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2003	2002
Accounts receivable	91	186
Inventory	7,529	6,317
Ginseng crops	(656)	902
Prepaid expenses and other assets	(90)	30
Accounts payable and accrued liabilities	(192)	(135)
Customer deposits	(1,834)	(848)
4,848	6,452

5. Segmented Information

The Company operaties in one industry segment and three geographic regions.

Unaudited	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2003	2002
Revenue from operations located in:	$	$
Canada	1	-
United States	1	-
Asia	4,869	3,129
4,871	3,129
Net earnings (loss) from operations located in:	$	$
Canada	(99)	73
United States	(1)	(2)
Asia	503	(264)
403	(193)

Unaudited	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2003	2002
Revenue from operations located in:	$	$
Canada	9	-
United States	169	83
Asia	11,118	8,771
11,296	8,854
Net earnings (loss) from operations located in:	$	$
Canada	473	265
United States	69	33
Asia	886	(399)
1,428	(101)

Long-lived assets comprise all assets not classfied as current assets.

Unaudited
in thousands of	June 30	June 30
Canadian dollars	2003	2002
Long-lived assets from operations located in:	$	$
Canada	19,226	21,602
United States	-	-
Asia	10	27
19,236	21,629

Major customers:
For the six months ended June 30, 2003, the Company had sales to two customers that accounted for $11,105,000 of revenue (June 30, 2002 - two customers, $8,083,000 ).

6. Commitment

The company has entered into an agreement to purchase a showroom and office for consideration of $829,800. A deposit of $100,000 was paid as at June 30, 2003.

7. Reconciliation of earnings to U.S. GAAP

Unaudited	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2003	2002
$	$
Net earnings/(loss) under Canadian GAAP	403	(193)
Adjustments to reflect GAAP differences:
Accounting for interest	275	66
Financial instruments	15	25
Net income (loss) per US GAAP	693	(102)
Basic earnings (loss) per share - US GAAP	$0.05	($0.01)
Fully diluted earnings (loss) per share - US GAAP	$0.02	($0.01)

Unaudited	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2003	2002
$	$
Net earnings/(loss) under Canadian GAAP	1,428	(101)
Adjustments to reflect GAAP differences:
Accounting for interest	633	661
Financial instruments	54	68
Net income per US GAAP	2,115	628
Basic earnings per share - US GAAP	$0.15	$0.04
Fully diluted earnings per share - US GAAP	$0.06	$0.02

Basic earnings per share were diluted by the outstanding convertible preferred shares and stock options as at June 30, 2003, except where such a dilution would be anti-dilutive.